Exhibit 99.1

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Suite 2432, Sun Hung Kai Centre

30 Harbour Road

Wanchai, Hong Kong

Notice of Extraordinary General Meeting of Shareholders

To Be Held on July 24, 2020, at 9 a.m. Hong Kong Time

To the shareholders:

Zhong Yuan Bio-Technology Holding Limited (the “Company” or “we”) will hold an Extraordinary General Meeting of shareholders (the “Extraordinary Meeting”) on July 24, 2020 at 9:00 a.m., Hong Kong Time at Suite 2432, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong for the following purposes:

1.	To approve a share consolidation, or reverse stock split, of the Company’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-ten such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio; provided that in lieu of fractional shares one share shall be issued to any shareholder that would otherwise be entitled to receive a fractional share (“Reverse Stock Split Proposal”);

2.	To transact any other business as may properly come before the meeting.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The board of directors unanimously recommends that the shareholders vote “FOR” the Reverse Stock Split Proposal.

The board of directors has established the close of business on July 15, 2020, as the “record date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the Extraordinary Meeting or at any adjournment or postponement of the Extraordinary Meeting. The notice of the Extraordinary Meeting, this proxy statement, will be first sent or made available to shareholders on or about July 16, 2020.

Attendance at the Extraordinary Meeting is limited to the Company’s shareholders, their proxies and invited guests of the Company.

By order of the Board of Directors,	Dated: July 15, 2020

/s/ CHANG Ting Ting Tina
CHANG Ting Ting Tina
Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Extraordinary Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding the Extraordinary Meeting to approve the Reverse Stock Split, and to transact any business that may properly come before the meeting.

We have included in this proxy statement important information about the Extraordinary Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable shareholder meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked to:

1.	Approve a share consolidation, or reverse stock split, of the Company’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-ten such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio; provided that in lieu of fractional shares one full share shall be issued to any shareholder that would otherwise be entitled to receive a fractional share (“Reverse Stock Split” or “Reverse Stock Split Proposal”);

2.	Transact any other business as may properly come before the meeting.

Q: What are the recommendations of the board of directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE APPROVAL TO EFFECT A REVERSE STOCK SPLIT IS ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSAL DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

Q: Is approval of the Reverse Stock Split certain?

A: Approval of the Reverse Stock Split is a certainty because management has committed to vote all shares owned by it in favour of the Reverse Stock Split Proposal.

Q: When and where will the Extraordinary Meeting be held?

A: The Extraordinary Meeting of shareholders will be held July 24, 2020 at 9:00 a.m., Hong Kong Time at Suite 2432, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong

Q: Who is entitled to vote at the Extraordinary Meeting?

A: The record date for the Extraordinary Meeting is July 15, 2020. Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Extraordinary Meeting or any adjournment or postponement thereof. As of the record date there were 171,450,000 ordinary shares outstanding. Each ordinary share that you own entitles you to one vote.

Q: What constitutes a quorum for the Extraordinary Meeting?

A: The presence in person or by proxy of one-third (1/3) of our outstanding ordinary shares as of the record date will constitute a quorum at the Extraordinary Meeting. Abstentions will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the Reverse Stock Split Proposal?

A: The approval of the Reverse Stock Split requires that a majority of the votes cast at the meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, vote in person or by proxy “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: How do the shareholders vote?

A: The shareholders have three voting options. You may vote using one of the following methods:

1.	By email, by emailing your signed proxy card to CHANG Ting Ting at 502332188@qq.com
2.	By mail, by completing, signing and returning the enclosed proxy card to the Company’s address above; or
3.	By fax, by faxing your signed proxy card to +852-3012-9898

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s ordinary shares as of the record date. You may attend the meeting in person or dial in for your information if you vote by proxy. The dial-in number in Hong Kong is +852-5808-1760, and the dial-in number in the United States is +1-646-307-19909. The password for the meeting is 716-395-794 #. Shareholders living in other countries are welcome to attend the conference call by contacting the Company at 502332188@qq.com.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Extraordinary Meeting. You may do this in one of three ways:

1.	by sending a notice of revocation to the corporate secretary of the Company, dated as of a later date than the date of the proxy and received prior to the Extraordinary Meeting;

2.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Extraordinary Meeting;

3.	by attending the Extraordinary Meeting, and voting in person.

Your attendance alone will not revoke any proxy.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Zhong Yuan Bio-Technology Holdings Limited at Suite 2432, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong, or call + 852-2919-8916.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, please vote your shares as soon as possible so that your shares will be represented at the Extraordinary Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company.  In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person.  Such persons will receive no compensation for their services other than their regular salaries.

Q: What interest do officers and directors have in matters to be acted upon?

A: Members of the board of directors and executive officers of the Company do not have any interest in the Reverse Stock Split Proposal that is not shared by all other shareholders of the Company.

PROPOSAL 1

TO APPROVE A SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

(ITEM 1 ON THE PROXY CARD)

General

The board of directors believes that it is in the best interest of the Company and the shareholders and is hereby soliciting shareholder approval to effect a reverse stock split (or share consolidation as a matter of Cayman Islands law) of the Company's ordinary shares at a ratio of one-for-ten.

The Reverse Stock Split may be passed by an ordinary resolution, which requires the affirmative vote of a majority of the votes cast at the Extraordinary Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposal, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our board will have the authority and the obligation to implement the Reverse Stock Split by filing the Reverse Stock Split resolution with the Cayman Islands Registrar of Companies.

The Reverse Stock Split will be approved based upon the number of shares that may be voted by management, and the commitment by management to vote all such shares in favour of the Reverse Stock Split Proposal.

The Reverse Stock Split will be implemented simultaneously for all ordinary shares that are issued and outstanding and all shares issuable under outstanding options and warrants. The Reverse Stock Split will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Reverse Stock Split

The board believes that reducing the number of outstanding shares of stock may enhance the acceptability of the Company’s ordinary shares to the financial community and the investing public.

Our shares are currently not trading, and we are seeking a market maker to apply for our shares to be admitted to quotation on the OTCQB Market. We cannot assure you that we will be able to identify a market maker that will file such application or that, if the shares are admitted to quotation, a public market will ever develop. There is no guarantee that our shares will ever be quoted on the OTCQB or any exchange. Furthermore, you will likely not be able to sell your securities if a regular trading market for our securities does not develop and we cannot predict the extent, if any, to which investor interest will lead to the development of a viable trading market in our shares. We expect the initial market for our shares to be limited, if a market develops at all. Even if a limited trading market does develop, there is a risk that the absence of potential buyers will prevent any potential sellers from selling their shares.

Selection of Reverse Stock Split Ratio

In determining the one-for-ten reverse stock split ratio, our board considered, among other things, various factors such as:

●	the historical trading price and trading volume of similar companies in the US markets;

●	the requirements for listing on the NASDAQ and the New York Stock Exchange American;

●	administrative cost to us; and

●	prevailing general market and economic conditions.

Registration and Trading of our Ordinary Shares

The Reverse Stock Split will not affect the registration of our ordinary shares or our obligation to publicly file financial and other information with the SEC.

Fractional Shares

No fractional ordinary shares will be issued to any shareholder in connection with the Reverse Stock Split. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Stock Split.

Authorized Shares

At the time the Reverse Stock Split is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized ordinary shares of the Company shall be decreased from 500,000,000 to 50,000,000 immediately after the Reverse Stock Split at the ratio of one-for-ten.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s corporate secretarial firm will adjust the record books of the Company to reflect the Reverse Stock Split as of the effective date. New certificates will not be mailed to shareholders.

Resolutions

The board proposes to solicit shareholder approval to effect a reverse stock split (or share consolidation as a matter of Cayman Islands law) of the Company's ordinary shares at a ratio of one-for-ten as set out below in the form of shareholder resolutions. The Reverse Stock Split will be approved based upon the number of shares that may be voted by management and the commitment by management to vote all such shares in favour of the Reverse Stock Split Proposal. The resolutions to be put to the shareholders to consider and to vote upon at the Extraordinary Meeting in relation to amending the authorized share capital of the Company are:

“IT IS HEREBY RESOLVED, that the following resolution shall be approved as an ordinary resolution of the Company pursuant to Article 49 of the Articles of Association:

A. The 500,000,000 issued and unissued Ordinary Shares of par value of US$0.0001 each in the capital of the Company be and are hereby consolidated into 50,000,000 Ordinary Shares of nominal or par value of US$0.001 each, and following such consolidation the authorized share capital of the Company is US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each.

B. In lieu of any fractional shares created thereby, to issue an additional whole share to any Shareholder otherwise entitled to a fractional share.

To transact any other business as may properly come before the meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE A REVERSE
STOCK SPLIT OF THE COMPANY'S ORDINARY SHARES.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOUR OF SUCH
APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

Other Matters to Come Before the Meeting

The board of directors is not aware of any other business to be acted upon at the Extraordinary Meeting. Pursuant to the Company’s Memorandum and Articles of Association, only the business described in the notice of the Extraordinary Meeting of the shareholders will be conducted at such meeting.

VOTE BY FAX
Mark, sign and date your proxy card and
fax it to +852-3012-9898

VOTE BY EMAIL
By email, by completing, signing, emailing your signed proxy card to CHANG Ting Ting at 502332188@qq.com

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary Meeting to be held on July 24, 2020, at 9:00 a.m., Hong Kong Time at Suite 2432, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong

  Extraordinary Meeting Proxy Card – Zhong Yuan Bio-Technology Holdings Limited follows.

Proxy Card

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

Extraordinary Meeting of Shareholders

July 24, 2020

Zhong Yuan Bio-Technology Holdings Limited

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints each of Ms. CHANG Ting Ting Tina and Ms. PANG Fung Ming Candice, with full power of substitution, as proxy to represent and vote all ordinary shares of Zhong Yuan Bio-Technology Holdings Limited (the “Company”), which the undersigned will be entitled to vote if personally present at the Extraordinary Meeting of the Shareholders of the Company to be held on July 24, 2020 at 9:00 a.m. Hong Kong Time at Suite 2432, Sun Hung Kai Centre, 30 Harbour Road, Wanchai, Hong Kong, upon matters set forth in the Notice of the July 24, 2020, Extraordinary Meeting of Shareholders, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the approval of the one-for-ten reverse stock split, FOR the issuance of whole shares in lieu of fractional shares resulting from the Reverse Stock Split, and FOR the transaction of any other business that may properly come before the meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, and 3.

(1)	To approve a reverse stock split of the Company’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-ten such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio so that the 500,000,000 issued and unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be and are hereby consolidated into 50,000,000 ordinary shares of nominal or par value of US$0.001 each, and following such consolidation the authorized share capital of the Company shall be US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each.

☐ FOR	☐	AGAINST	☐	ABSTAIN

(2)	In lieu of any fractional shares created thereby, to issue an additional whole share to any Shareholder otherwise entitled to a fractional share.

☐ FOR	☐	AGAINST	☐	ABSTAIN

[Proxy card continued on the back side]

(3)	To transact any other business as may properly come before the meeting.

☐ FOR	☐	AGAINST	☐	ABSTAIN

__________________________________________________________________

Please sign your name

____________________________________________________________________

Please print your name above

Please date: ________________________________________

Please state the number of shares you own: ______________________________________

Ballot

ZHONG YUAN BIO-TECHNOLOGY HOLDINGS LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

July 24, 2020

COMMON STOCK BALLOT

The undersigned hereby votes _________________________________ shares of the Company’s Common Stock on the following proposals as set forth below:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2, and 3.

(1)	To approve a reverse stock split of the Company’s ordinary shares, par value $0.0001 per share, at a ratio of one-for-ten such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio so that the 500,000,000 issued and unissued ordinary shares of par value of US$0.0001 each in the capital of the Company be and are hereby consolidated into 50,000,000 ordinary shares of nominal or par value of US$0.001 each, and following such consolidation the authorized share capital of the Company shall be US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each.

☐ FOR	☐	AGAINST	☐	ABSTAIN

(2)	In lieu of any fractional shares created thereby, to issue an additional whole share to any Shareholder otherwise entitled to a fractional share.

☐ FOR	☐	AGAINST	☐	ABSTAIN

Shareholder’s Signature Date

Proxy’s Signature (if voting for a shareholder) Date

If voting as a Shareholder please print your name below in the space indicated. If voting as a proxy, please print both your name and the name of the Shareholder for whom you are voting below.

__________________________________

(Print name of shareholder)

_______________________________

(Print name of proxy)

For Company Use Only:

1. Record Name: _________________________

2. Record number of shares: _________________________